ESSILOR

File N° 82-4944

04024681

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

April 27, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
APR 29 2004

Re: <u>ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)</u>

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

V. Gillet

Véronique Gillet
VP Investor Relations

dlw 5/4

Encl.: 2004 First Quarter Sales

ESSILOR

COMMUNIQUE DE PRESSE

Chiffre d'affaires du 1er trimestre 2004
+ 15,3 % hors change

Charenton-le-Pont (27 avril 2004) -- Au 31 mars, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

en millions d'euros	**1er trimestre 2004**	1er trimestre 2003	Variation
Chiffre d'affaires	**569,4**	517,9	+ 9,9 %

Le premier trimestre est marqué par une forte activité dans toutes les régions. La croissance du chiffre d'affaires en **base homogène** s'établit à + 9 %. D'une manière générale le mix produit est bien orienté notamment grâce au lancement des nouveaux produits, Crizal® Alizé™ (antireflet), Varilux® Ellipse® (verre progressif pour petites montures) et Varilux® Ipseo™ (verre progressif personnalisé). La demande pour les produits tels que les antireflets, les verres progressifs, les verres en matériaux à très hauts indices et polycarbonate reste soutenue.

L'effet de **périmètre** (+ 6,3 %) recouvre les acquisitions de 2003 ainsi que Dunlaw Optical Laboratories, Inc., un laboratoire américain acquis en janvier 2004. Ainsi, la croissance du groupe, hors effet devises, représente 15,3 %.

L'effet de **change** atteint - 5,4 % principalement à cause de la baisse du dollar américain entre le premier trimestre 2003 et le premier trimestre 2004 (- 12 %).

Chiffre d'affaires par région

en millions d'euros	1er trimestre 2004	1er trimestre 2003	Croissance en base homogène
Europe	281,3	254,6	+ 5,6 %
Amérique du Nord	230,9	216,5	+ 11,3 %
Asie-Océanie	44,1	36,6	+ 15,5 %
Amérique latine	13,0	10,3	+ 21,7 %

- L'Europe tire partie du lancement des nouveaux produits et de sa stratégie multi réseaux. Il faut noter que le recul attendu des ventes en Allemagne a été limité (- 2,8 % en base homogène) au premier trimestre et sera plus important au cours des mois à venir.
- L'Amérique du Nord bénéficie du retour à la croissance de son marché depuis l'automne 2003 et de la progression des antireflets, des verres progressifs et des verres à hauts indices. Le lancement des nouveaux produits et la stratégie de décentralisation adoptée pour le réseau de laboratoires permettent de gagner des parts de marché.
- L'Asie - Océanie profite du redressement du Japon, de la poursuite de la croissance en Australie et Nouvelle-Zélande et d'un très bon début d'année en Inde et en Chine.
- Enfin, l'Amérique latine est portée par le dynamisme de ses principaux marchés.

Un nouveau laboratoire dans le réseau Essilor

Aux Etats-Unis, Essilor vient d'acquérir Spectrum Optical Inc., un laboratoire de prescription situé à Sauk Rapids, Minnesota. Spectrum a réalisé un chiffre d'affaires de 4,1 millions de dollars en 2003 et emploie 30 personnes.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 173 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com

File N° 82-4944

ESSILOR

PRESS RELEASE

First Quarter 2004 Sales Up 15.3% Excluding the Currency Effect

Charenton-le-Pont, France (April 27, 2004) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated sales for the three months ended March 31, 2004:

In € millions	**1st quarter 2004**	1st quarter 2003	% change
Sales	**569.4**	517.9	+ 9.9%

Business was strong in all regions during the first quarter, driving a 9% **like-for-like** increase in sales over the period. The product mix is generally improving, led by the launch of new products, such as the Crizal® Alizé™ anti-reflective treatment, the Varilux® Ellipse® small-frame progressive lenses and the Varilux® Ipseo™ line of personalized progressive lenses. Demand for anti-reflective treatments, progressive lenses, very high index and polycarbonate lenses remained firm.

Changes in the scope of consolidation, including the 2003 acquisitions and US-based Dunlaw Optical Laboratories, Inc. acquired in January 2004, added 6.3 points to growth, lifting the gain for the quarter, excluding the currency effect, to 15.3%.

The currency effect reduced growth by 5.4 points, and mainly reflected the 12% fall in the dollar against the euro between the first quarter of 2003 and the same period of 2004.

Sales by region

In € millions	1st quarter 2004	1st quarter 2003	Like-for-like growth
Europe	281.3	254.6	+ 5.6%
North America	230.9	216.5	+ 11.3%
Asia-Pacific	44.1	36.6	+ 15.5%
South America	13.0	10.3	+ 21.7%

ESSILOR

- Sales in Europe were boosted by product launches and the region's multi-network strategy. The expected contraction in like-for-like sales in Germany was limited to 2.8% in the first quarter, but is expected to be more pronounced in the coming months.
- Sales in North America reflected the market recovery underway since the fall of 2003, as well as higher sales of anti-reflective, progressive and high index lenses. Product launches and the laboratory network's decentralization strategy led to market share gains.
- Sales in the Asia-Pacific region increased on the back of improved demand in Japan, continued growth in Australia and New Zealand and a very good start to the year in India and China.
- Sales in South America were buoyed by robust demand in the region's main markets.

A new laboratory joins the Essilor network

In the United States, Essilor has acquired Spectrum Optical Inc., a prescription lens laboratory based in Sauk Rapids, Minnesota. Spectrum has 30 employees and reported sales of $4.1 million in 2003.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 173 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com